Exhibit 4.2

Management and Operation Services Agreement, entered into by and between Carso Global Telecom, S.A.B. de C.V., hereinafter “THE PROVIDER”, represented by C.P. Armando Ibañez Vázquez, and Teléfonos de México, S.A.B. de C.V., hereinafter “TELMEX”, represented by Lic. Héctor Slim Seade, in accordance with the following recitals and clauses:

Recitals

1.	“THE PROVIDER” states that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, 14060 Mexico City.

b)	Its corporate purpose involves, among other activities, promoting, organizing and managing all kind of companies, commercial and civil ones and offering administrative services for organization, fiscal, legal and advising for companies.

c)	It has the resources needed for the due rendering of the services pursuant to this agreement.

2.	“TELMEX” states that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Parque Vía No. 190, Col. Cuauhtémoc, Delegación Cuauhtémoc, 06599 México City.

b)	Its corporate purpose is, in general, to build, install, maintain, operate and employ a telephone and telecommunications public network to render the public service of voice, sound, data, text and images signal conduction locally and through the domestic and international long distance service and the public service of basic telephony; to grant and obtain all kinds of technical, scientific and administrative consulting and assistance services and to enter into any agreement related to its corporate purpose and that are lawful for a “sociedad anónima”.

c)	By virtue of the Escisión (split-up) approved on December 21, 2007 by the Telmex General Shareholders Extraordinary Meeting, “TELMEX” as existent company and without extinction, would contribute certain portion of its assets, liabilities and stockholders’ equity to a new independent company called Telmex Internacional, S.A.B. de C.V. (“TELMEX INTERNACIONAL”). “TELMEX” wishes to obtain the services that “THE PROVIDER” will provide to it as well as to TELMEX INTERNACIONAL and/or its subsidiaries, in order to perform its operations in the best possible way.

Clauses

FIRST. “THE PROVIDER” hereby engages to provide “TELMEX” the consulting and advising services in the management and operation matters specified below:

1.	Evaluation of the senior officers, positions and personnel of “TELMEX” and its domestic and foreign subsidiaries;

2.	Revision and, if any, support in the restructuring of the labor agreements;

3.	Technical, administrative and financial planning;

4.	Implementation of administrative and operational systems and controls;

5.	Investment planning and negotiating to optimize the profits obtained from the company’s resources:

a)	To optimize the design and equipment investments for the telecommunications network;

b)	Analyses and assessment for new investments and acquisitions;

6.	Making of the “TELMEX” transformation programs to improve the operation, updating and growing aggressively “TELMEX”‘s telecommunications plant to enhance the quality of services in accordance with international standards;

7.	Restructuring of policies regarding tariffs, commercial, technical and service issues;

8.	Making of personnel relocation plans;

9.	Support in the management of the “Instituto Tecnológico de Teléfonos de México, S.C.”;

10.	Performance, if any, of real estate investment plans to reduce substantially their number and amounts;

11.	Establishment of building procedures;

12.	Assessment of the alternatives related to the technical and economic studies made in the “TELMEX” companies in the different countries where “TELMEX” has operations;

In general, regeneration, reorganizing and restructuring of “TELMEX” and its subsidiaries through the planning, performing and supervising of the company’s areas.

The services above described shall be called hereinafter “THE SERVICES”.

SECOND. “TELMEX” does not delegate to “THE PROVIDER”, in any way, authority that involves decision-making on the company’s management and it remains in the sole discretion and under the exclusive responsibility of the Board of Directors, the Chief Executive Office and/or the Committees of the Board of “TELMEX” to make the decisions about the company’s management, without any interference by “THE PROVIDER”.

THIRD. “THE PROVIDER” shall provide “THE SERVICES” with its own resources or through such other third parties it can hire, provided that in this latter case “THE PROVIDER” shall take all the responsibility for the third parties it appoints.

FOURTH. “TELMEX” agrees to pay “THE PROVIDER” for “THE SERVICES” rendered, a total amount in pesos equivalent to US$45,000,000.00 (FORTY FIVE MILLION U.S. DOLLARS) plus the corresponding value added tax.

This remuneration shall be payable by “TELMEX” to “THE PROVIDER” in a one-time payment before or on January 31, 2008.

The exchange rate to pay obligations in foreign currency payable in the Mexican Republic published in the “Diario Oficial de la Federación”, shall be used to determine the amount in Mexican pesos to be paid.

If “TELMEX” requires additional services not included herein, “THE PROVIDER” shall charge such additional amount as may be agreed by the parties.

“TELMEX” shall inform in writing to “THE PROVIDER” the name of the companies that effectively shall receive the “THE SERVICES” and the proportion of the amount to be paid by each company.

The invoices issued by “THE PROVIDER” for any payments made under the terms of this agreement, must meet the fiscal conditions required by the applicable administrative or legal regulations, including the express translation and separately, value added tax.

FIFTH. “THE PROVIDER” intends to fulfill in good faith and in the best possible way its obligations assumed hereunder and will render “THE SERVICES” with its own or other resources, taking unconditional and full responsibility in respect of the personnel that it appoints for the rendering of “THE SERVICES”, and therefore “THE PROVIDER” shall be the sole responsible party for the labor or any other agreements entered into with such personnel; and, as the case may be, for the payment of fees and others labor benefits as well as the contributions to the “Instituto Mexicano del Seguro Social”, “Infonavit”, and the income tax and other tax obligations; from disputes that may arise with such personnel and any other claim due to labor accidents or professional illnesses of such personnel.

“TELMEX” agrees that upon request of “THE PROVIDER”, it shall grant sufficient authority to directors, advisors and committee members of the latter, so that, if necessary, such individuals are able to perform “THE SERVICES” on behalf of “TELMEX”, provided that there shall not be any labor relationship between such individuals and “TELMEX”, but the previous paragraph shall apply in respect of the relationship among “THE PROVIDER” and its directors, advisors, and committee members.

SIXTH. This agreement shall be in effect during the period starting on January 1, 2008 and ending on December 31, 2008.

SEVENTH. All the issues related to the validity, interpretation and enforcement of this agreement, shall be governed by the laws of the Federal District and applicable Federal Laws, and for the resolution of any suit arising in connection with the same, the parties expressly submit to the competent courts in Mexico City, Federal District, waiving expressly any other jurisdiction by reason of their nationality, address or residence.

This agreement is drawn in two counterparts and executed in Mexico City, Federal District on December 21, 2007.

“THE PROVIDER”	“TELMEX”
Carso Global Telecom, S.A.B. de C.V.	Teléfonos de México, S.A.B. de C.V.

/s/ Armando Ibañez Vázquez	/s/ Héctor Slim Seade
C.P. Armando Ibañez Vázquez	Lic. Héctor Slim Seade
Attorney in fact	Chief Executive Officer and Attorney in fact

Witness
/s/ Francisco Angeles Mayorga
C.P. Francisco Angeles Mayorga

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